FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	~~0001162643~~ 1003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 20, 2002, Series 2002-FF1	~~333-84929~~ 33-99018

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 20, 2002

FINANCIAL ASSET SECURITIES CORP.

By: ______________________________

Name:

Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

First Franklin Mortgage Loan Trust 2002-FF1

Marketing Materials

$632,369,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Option One Mortgage Corporation
Master Servicer

First Franklin Financial Corporation
Originator

GREENWICH CAPITAL

Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: May 7, 2002***

$632,369,000 (Approximate)
First Franklin Mortgage Loan Trust 2002-FF1

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[5]	Payment Window (Mths) Call/Mat[5]	Expected Rating S&P/Fitch/Moody'	Assumed Final Distribution Date	Certificate Type
I-A-1	$50,079,000	0.49/0.49	1-10/1-10	AAA/AAA/Aaa	April 2032	Floating Rate Senior
I-A-2 [4]	$432,700,000	1.80	10-24	AAA/AAA/Aaa	April 2032	Auction Call Senior
II-A-1	$109,968,000	2.84/3.06	1-78/1-192	AAA/AAA/Aaa	April 2032	Floating Rate Senior
M-1	$14,264,000	4.53/4.91	37-78/37-128	AA/AA/Aa2	April 2032	Floating Rate Subordinate
M-2	$12,679,000	4.53/4.83	37-78/37-115	A/A/A2	April 2032	Floating Rate Subordinate
M-3	$12,679,000	4.29/4.35	37-78/37-95	BBB/BBB/Baa2	April 2032	Floating Rate Subordinate
Total:	**$632,369,000**					

(1) *The Class I-A-1 and Class I-A-2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A-1 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2 and Class M-3 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class I-A-2 Certificates initially have a pass-through rate which is a fixed rate, but the pass-through rate will adjust to One Month LIBOR plus a margin after the Auction Distribution Date. The Class I-A-1, Class II-A-1, Class M-1, Class M-2 and Class M-3 Certificates are priced to call. The Class I-A-2 Certificates are priced to the Auction Distribution Date (as defined herein). The margin on the Class I-A-1 and Class II-A-1 Certificates doubles and the margin on the Class I-A-2 (if applicable), Class M-1, Class M-2 and Class M-3 Certificates is equal to 1.5x the original margin after the clean-up call date.*

(3) *See "Net WAC Rate" herein.*

(4) *The Class I-A-2 Certificates are subject to and are shown to the Mandatory Auction Call (as described herein).*

(5) *See "Pricing Prepayment Speed" herein.*

Depositor:	Financial Asset Securities Corp.
Master Servicer:	Option One Mortgage Corporation ("***Option One***"), a wholly-owned subsidiary of H&R Block, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Co-Underwriter:	Countrywide Securities Corporation.
Trustee:	Wells Fargo Bank Minnesota, National Association.
PMI Insurer:	Radian Guaranty Inc.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates:	The Class I-A-1 and Class I-A-2 Certificates (together the "***Group I Certificates***") and the Class II-A-1 Certificates (the "***Group II Certificates***," together with the Group I Certificates, the "***Senior Certificates***"), and the Class M-1, Class M-2 and Class M-3 Certificates (together, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***"
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on May 1, 2002.
Expected Pricing Date:	On or about May 9, 2002.
Expected Closing Date:	On or about May 30, 2002.
Expected Settlement Date:	On or about May 30, 2002.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in June 2002.
Accrued Interest:	The price to be paid by investors for the Class I-A-1, Class II-A-1, Class M-1, Class M-2 and Class M-3 Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class I-A-2 Certificates will include accrued interest from May 1, 2002 up to, but not including, the Closing Date (29 days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the I-A-1, Class II-A-1, Class M-1, Class M-2 and Class M-3 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Class I-A-2 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Auction Administrator:	Wells Fargo Bank Minnesota, National Association.

Mandatory Auction Call: Five business days prior to the Distribution Date in May 2004 (the "***Auction Distribution Date***"), the Auction Administrator will auction the Class I-A-2 Certificates to third-party investors. The proceeds of the auction and amounts received from the Swap Counterparty, if any, will be paid to the Auction Administrator who will then distribute an amount equal to the Par Price to the holders of the Class I-A-2 Certificates on the Auction Distribution Date. These holders will be obligated to tender their Certificates to the Auction Administrator.

The Swap Counterparty, pursuant to a swap contract with the Auction Administrator, will agree to pay the excess, if any, of the Par Price over the Auction Price.

Swap Counterparty: Greenwich Capital Derivatives, Inc.

The Royal Bank of Scotland plc (***"RBS"***) will guarantee the obligations of the Swap Counterparty under the swap contract. The long-term debt obligations of RBS are rated "AA-" by S&P, "AA" by Fitch and "Aa1" by Moody's.

Auction Price: The price at which the Auction Administrator sells the Class I-A-2 Certificates to the third-party investors.

Par Price: With respect to the Class I-A-2 Certificates, the sum of (i) the principal balance of such Certificates, after reducing the principal balance by the related principal distributions and losses, if any, on the Auction Distribution Date and (ii) accrued interest on such certificates from the first day of the month in which the Auction Distribution Date occurs, up to but excluding the Auction Distribution Date.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $633,953,458, of which: (i) approximately $516,341,088 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Mortgage Loans***") and (ii) approximately $117,612,370 consisted of a pool of non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***"). Approximately 48.62% of the Group I Mortgage Loans and approximately 45.08% of the Group II Mortgage Loans consisted of loans for which the borrower is entitled to a rebate at the end of each 12 month period for the first four years if the borrower (i) is not delinquent or has not defaulted and (ii) has not prepaid the loan in full for such period (the "***Dividend Loans***"). The rebate will be deducted from available funds each month and will not be available to make any payments on the Offered Certificates, regardless of whether the borrower satisfies the above criteria. For fixed-rate Dividend Loans, the rebate will be 0.25%, 0.25%, 0.25% and 0.50% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of two years, the rebate will be 0.25%, 0.25%, 1.00% and 0.25% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of three years, the rebate will be 0.25%, 0.25%, 0.25% and 1.00% respectively for the first four 12 month periods. Please see the prospectus supplement for a more detailed description of the Dividend Loans. With respect to approximately 53.43% of the Group I Mortgage Loans and approximately 59.20% of the Group II Mortgage Loans, at the time of the origination of the first lien mortgage loan to be acquired by the trust, the Originator also originated a second lien mortgage loan which will not be included in the trust. See the attached collateral descriptions for additional information on the Mortgage Loans.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate, (iii) the PMI fee rate, if applicable, and (iv) the dividend rebate rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate, (iii) the PMI fee rate, if applicable, and (iv) the dividend rebate rate, if applicable.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Base Rate: The "***Base Rate***" is One Month LIBOR plus the related margin for all of the Offered Certificates (other than the Class I-A-2 Certificates). The Base Rate for the Class I-A-2 Certificates is (i) a fixed rate for the first 24 Distribution Dates and (ii) One Month LIBOR plus a margin for every Distribution Date thereafter.

Formula Rate: The "***Formula Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) Base Rate for such Class and (ii) the Maximum Cap.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class I-A-2 Certificates).

Maximum Cap: The "***Maximum Cap***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class I-A-2 Certificates).

Net WAC Rate Carryover Amount: If on any Distribution Date the related Pass-Through Rate for any Class of Offered Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement: Consists of the following:

1) PMI Policy issued by Radian;
2) Excess Cashflow;
3) Overcollateralization Amount; and
4) Subordination

The PMI Policy: As of the Cut-off Date, approximately 81.14% of the Group I Mortgage Loans and approximately 88.49% of the Group II Mortgage Loans will be covered by a mortgage insurance policy (the "***PMI Policy***") issued by Radian. For each of these Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow: The "Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build O/C until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

The "***Required Overcollateralization Target***" is equal to approximately 0.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

The Required Overcollateralization Target will not step down at any time.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in June 2005 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 13.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 125% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
June 2005 – May 2006	2.25%
June 2006 – May 2007	3.50%
June 2007 – May 2008	4.25%
June 2008 and thereafter	4.75%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds (including any insurance proceeds from the PMI Policy) relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-3 Certificates, second to the Class M-2 Certificates and third, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds (after deduction for monthly dividend rebates), as follows: first to pay servicing fees, trustee fees, and PMI fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates and fifth, monthly interest to the Class M-3 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to build O/C as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, and lastly to the Class M-3 Certificates.
5) Any remaining Excess Cashflow to the PMI Insurer and the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed sequentially, first to the Class I-A-1 Certificates until its principal balance has been reduced to zero and then to the Class I-A-2 Certificates, until its principal balance has been reduced to zero. Principal allocated to the Group II Certificates will be distributed to the Class II-A-1 Certificates.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates and 3) Class M-3 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, such that the Senior Certificates will have at least 13.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 8.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 4.50% credit enhancement and fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 0.50% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	4.64	0.74	0.58	0.49	0.42	0.38	0.34
MDUR (yr)	4.33	0.72	0.57	0.48	0.42	0.37	0.34
First Prin Pay	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02
Last Prin Pay	09/25/10	08/25/03	05/25/03	03/25/03	02/25/03	01/25/03	12/25/02

Class I-A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	4.64	0.74	0.58	0.49	0.42	0.38	0.34
MDUR (yr)	4.33	0.72	0.57	0.48	0.42	0.37	0.34
First Prin Pay	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02
Last Prin Pay	09/25/10	08/25/03	05/25/03	03/25/03	02/25/03	01/25/03	12/25/02

Class I-A-2 To Auction Distribution Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	1.99	1.94	1.87	1.80	1.73	1.65	1.58
MDUR (yr)	1.88	1.83	1.78	1.71	1.64	1.57	1.50
First Prin Pay	05/25/04	08/25/03	05/25/03	03/25/03	02/25/03	01/25/03	12/25/02
Last Prin Pay	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04

Weighted Average Life Tables

Class II-A-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.59	5.14	3.66	2.84	2.33	1.98	1.71
MDUR (yr)	15.37	4.69	3.42	2.69	2.23	1.90	1.65
First Prin Pay	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02
Last Prin Pay	02/25/31	11/25/14	01/25/11	11/25/08	07/25/07	08/25/06	12/25/05

Class II-A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.64	5.53	3.95	3.06	2.49	2.11	1.82
MDUR (yr)	15.40	4.96	3.65	2.88	2.37	2.02	1.75
First Prin Pay	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02	06/25/02
Last Prin Pay	04/25/32	02/25/29	05/25/23	05/25/18	01/25/15	10/25/12	12/25/10

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.34	8.43	5.87	4.53	3.86	3.54	3.43
MDUR (yr)	18.99	7.43	5.36	4.21	3.63	3.34	3.24
First Prin Pay	08/25/24	10/25/06	07/25/05	06/25/05	07/25/05	08/25/05	09/25/05
Last Prin Pay	02/25/31	11/25/14	01/25/11	11/25/08	07/25/07	08/25/06	12/25/05

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.46	9.14	6.39	4.91	4.15	3.77	3.61
MDUR (yr)	19.05	7.91	5.75	4.52	3.87	3.55	3.41
First Prin Pay	08/25/24	10/25/06	07/25/05	06/25/05	07/25/05	08/25/05	09/25/05
Last Prin Pay	02/25/32	06/25/22	09/25/16	01/25/13	09/25/10	03/25/09	01/25/08

Weighted Average Life Tables

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.34	8.43	5.87	4.53	3.84	3.47	3.30
MDUR (yr)	17.76	7.23	5.25	4.15	3.56	3.25	3.09
First Prin Pay	08/25/24	10/25/06	07/25/05	06/25/05	06/25/05	07/25/05	07/25/05
Last Prin Pay	02/25/31	11/25/14	01/25/11	11/25/08	07/25/07	08/25/06	12/25/05

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.45	9.00	6.28	4.83	4.06	3.66	3.44
MDUR (yr)	17.80	7.59	5.55	4.38	3.74	3.40	3.22
First Prin Pay	08/25/24	10/25/06	07/25/05	06/25/05	06/25/05	07/25/05	07/25/05
Last Prin Pay	12/25/31	07/25/20	03/25/15	12/25/11	11/25/09	07/25/08	06/25/07

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.05	7.92	5.53	4.29	3.65	3.32	3.17
MDUR (yr)	16.24	6.63	4.85	3.87	3.34	3.06	2.93
First Prin Pay	08/25/24	10/25/06	07/25/05	06/25/05	06/25/05	06/25/05	06/25/05
Last Prin Pay	02/25/31	11/25/14	01/25/11	11/25/08	07/25/07	08/25/06	12/25/05

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.07	8.05	5.62	4.35	3.70	3.36	3.20
MDUR (yr)	16.25	6.71	4.92	3.91	3.38	3.10	2.96
First Prin Pay	08/25/24	10/25/06	07/25/05	06/25/05	06/25/05	06/25/05	06/25/05
Last Prin Pay	09/25/31	08/25/17	01/25/13	04/25/10	08/25/08	07/25/07	08/25/06

Excess Cashflow Schedule

In the absence of losses, the Excess Cashflow will be available to pay any Net WAC Rate Carryover Amounts for the Offered Certificates. Excess Cashflow may be limited by the amount of interest due on the Offered Certificates. The "Excess Interest Component" specified below quantifies the potential contribution of the Excess Cashflow to the reduction of any Net WAC Rate Carryover Amounts of the Offered Certificates (other than the Class I-A-2 Certificates).

The "Excess Interest Component" below has been derived using the following set of assumptions:

1. One-Month LIBOR follows the curve described below;
2. Excess Interest Component is a percentage where the numerator is the Excess Cashflow and the denominator is the principal balance of the Offered Certificates (other than the Class I-A-2 Certificates), expressed on an actual/360 basis.

Period	One Month LIBOR	Excess Interest Component
1	1.84000%	12.70406%
2	1.89700%	10.75329%
3	2.01400%	10.34271%
4	2.06200%	10.45454%
5	2.22500%	10.92593%
6	2.40500%	10.54179%
7	2.57700%	11.11070%
8	2.75800%	10.81287%
9	2.96400%	11.01810%
10	3.15900%	12.93343%
11	3.33200%	11.36391%
12	3.52000%	11.62884%
13	3.70500%	10.87878%
14	3.88500%	11.14033%
15	4.07800%	10.37794%
16	4.24400%	10.14167%
17	4.37800%	10.42979%
18	4.51900%	9.71242%
19	4.64300%	9.99585%
20	4.74600%	9.32766%
21	4.85000%	9.14060%
22	4.92900%	9.93240%
23	4.92900%	8.86507%
24	4.78200%	8.08449%

Net WAC Rate Schedule

Period	Net WAC Rate (1)	Period	Net WAC Rate (1)
1	7.74626%	40	10.49560%
2	6.71343%	41	10.83654%
3	6.49685%	42	11.27046%
4	6.49682%	43	11.63517%
5	6.71428%	44	11.24914%
6	6.50017%	45	11.23835%
7	6.71676%	46	12.43041%
8	6.50000%	47	11.21649%
9	6.49988%	48	11.70793%
10	7.19616%	49	11.31898%
11	6.50051%	50	11.68453%
12	6.72043%	51	11.29615%
13	6.50354%	52	11.28461%
14	6.72029%	53	11.64874%
15	6.50354%	54	11.26690%
16	6.50364%	55	11.63024%
17	6.72154%	56	11.24315%
18	6.50790%	57	11.23114%
19	6.72516%	58	12.42108%
20	6.50861%	59	11.20686%
21	6.50908%	60	11.56773%
22	6.95858%	61	11.18222%
23	6.51116%	62	11.54209%
24	8.92628%	63	11.15722%
25	8.63482%	64	11.14459%
26	8.91898%	65	11.50294%
27	8.62769%	66	11.11907%
28	8.62407%	67	11.47638%
29	8.90867%	68	11.09320%
30	9.42845%	69	11.08013%
31	9.73714%	70	11.83022%
32	9.41757%	71	11.05374%
33	9.41206%	72	11.40843%
34	10.41433%	73	11.02700%
35	9.40174%	74	11.38063%
36	10.88033%	75	10.99993%
37	10.52102%	76	10.98626%
38	10.86304%	77	11.33827%
39	10.50414%	78	10.95869%

(1) Assumes 6-Month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the Pricing Prepayment Speed to call. The Net WAC Rate is calculated on an actual/360 basis.

Group I Mortgage Loans
As of the Cut-off Date

Aggregate Outstanding Principal Balance:	$516,341,088					
Number of Loans:	3,878					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$133,146		$20,238		$449,622	
Weighted Average Current Loan Rate:	8.075	%	5.250	%	12.625	%
ARM Characteristics:						
Weighted Average Gross Margin:	4.595	%	2.875	%	7.500	%
Weighted Average Maximum Loan Rate:	14.022	%	11.250	%	18.250	%
Weighted Average Minimum Loan Rate:	8.022	%	5.250	%	12.250	%
Weighted Average Initial Periodic Rate Cap:	2.992	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months to Roll:	23	months	4	months	35	months
Weighted Average Original Term:	358	months	180	months	360	months
Weighted Average Remaining Term:	357	months	175	months	359	months
Weighted Average Original LTV:	80.77	%	18.90	%	100.00	%
Weighted Average Credit Score:	657		540		810	
First Pay Date:			Oct 01, 2001		May 01, 2002	
Maturity Date:			Dec 01, 2016		Apr 01, 2032	

Top Property State Concentrations ($):	42.11 % California, 7.44 % Florida, 5.33 % Ohio
Maximum Zip Code Concentration ($):	0.59 % 91913

Outstanding Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20,238 - 50,000	274	11,166,957.85	2.16
50,001 - 100,000	1,159	88,471,892.20	17.13
100,001 - 150,000	1,098	135,107,142.32	26.17
150,001 - 200,000	672	116,644,893.12	22.59
200,001 - 250,000	411	91,564,426.45	17.73
250,001 - 300,000	245	66,923,992.69	12.96
300,001 - 350,000	15	4,878,038.30	0.94
350,001 - 400,000	3	1,134,123.42	0.22
400,001 - 449,622	1	449,621.94	0.09
Total	3,878	516,341,088.29	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	62	6,574,454.10	1.27
360	3,816	509,766,634.19	98.73
Total	3,878	516,341,088.29	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 176	3	380,117.91	0.07
177 - 178	14	1,586,736.44	0.31
179 - 180	45	4,607,599.75	0.89
351 - 352	1	201,344.72	0.04
353 - 354	2	410,889.93	0.08
355 - 356	5	459,030.40	0.09
357 - 358	579	74,633,232.05	14.45
359 - 359	3,229	434,062,137.09	84.07
Total	3,878	516,341,088.29	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,805	358,033,681.92	69.34
PUD	468	76,464,215.44	14.81
Condominium	317	42,728,383.08	8.28
2-4 Units	235	34,445,379.56	6.67
Manufactured Housing	53	4,669,428.29	0.90
Total	3,878	516,341,088.29	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,653	494,628,420.58	95.79
Non-owner	225	21,712,667.71	4.21
Total	3,878	516,341,088.29	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	2,646	359,904,813.36	69.70
Cash Out Refinance	937	119,861,429.13	23.21
Rate/Term Refinance	295	36,574,845.80	7.08
Total	3,878	516,341,088.29	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18.90 - 20.00	1	68,918.22	0.01
20.01 - 25.00	5	238,597.61	0.05
25.01 - 30.00	2	154,627.04	0.03
30.01 - 35.00	9	777,748.75	0.15
35.01 - 40.00	11	1,042,872.84	0.20
40.01 - 45.00	7	807,508.23	0.16
45.01 - 50.00	23	1,521,166.30	0.29
50.01 - 55.00	28	2,892,306.39	0.56
55.01 - 60.00	35	3,089,057.35	0.60
60.01 - 65.00	84	9,037,354.26	1.75
65.01 - 70.00	108	11,823,786.79	2.29
70.01 - 75.00	243	30,606,258.47	5.93
75.01 - 80.00	2,454	338,190,071.83	65.50
80.01 - 85.00	252	30,801,098.48	5.97
85.01 - 90.00	384	52,853,565.55	10.24
90.01 - 95.00	138	19,663,330.14	3.81
95.01 - 100.00	94	12,772,820.04	2.47
Total	3,878	516,341,088.29	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	21	1,700,376.46	0.33
Arizona	83	9,466,128.30	1.83
Arkansas	1	119,952.31	0.02
California	1,188	217,440,044.91	42.11
Colorado	50	7,989,772.68	1.55
Connecticut	39	5,208,497.90	1.01
Florida	346	38,417,617.50	7.44
Georgia	94	11,331,868.88	2.19
Idaho	8	614,770.87	0.12
Illinois	161	20,034,928.53	3.88
Indiana	59	4,553,763.60	0.88
Iowa	14	1,070,327.81	0.21
Kansas	11	1,156,860.35	0.22
Kentucky	44	4,033,293.34	0.78
Louisiana	9	763,594.99	0.15
Maine	9	1,003,321.21	0.19

Property State (Continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Maryland	40	5,260,078.59	1.02
Massachusetts	61	9,168,558.44	1.78
Michigan	197	20,043,609.63	3.88
Minnesota	30	3,854,046.12	0.75
Mississippi	21	1,457,479.21	0.28
Missouri	57	4,966,881.77	0.96
Montana	1	108,719.25	0.02
Nebraska	19	1,331,536.48	0.26
Nevada	67	8,940,703.08	1.73
New Hampshire	8	988,040.50	0.19
New Jersey	25	3,160,816.89	0.61
New Mexico	14	1,676,313.94	0.32
New York	70	10,445,554.53	2.02
North Carolina	50	5,723,633.94	1.11
Ohio	310	27,546,693.19	5.33
Oklahoma	1	108,808.51	0.02
Oregon	154	19,197,137.58	3.72
Pennsylvania	48	3,788,032.31	0.73
Rhode Island	10	1,125,391.25	0.22
South Carolina	31	3,035,814.71	0.59
South Dakota	2	185,469.43	0.04
Tennessee	111	9,514,023.12	1.84
Texas	157	17,373,288.94	3.36
Utah	74	9,364,039.35	1.81
Vermont	2	160,753.20	0.03
Virginia	25	2,803,673.39	0.54
Washington	107	14,687,161.04	2.84
West Virginia	1	51,826.44	0.01
Wisconsin	46	5,202,788.02	1.01
Wyoming	2	165,095.80	0.03
Total	3,878	516,341,088.29	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,252	428,229,664.13	82.94
No Income Verification	403	56,872,848.30	11.01
Limited Income Verification	111	16,183,289.42	3.13
No Documentation	112	15,055,286.44	2.92
Total	3,878	516,341,088.29	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	92	8,659,954.88	1.68
551 - 600	544	60,280,380.45	11.67
601 - 650	1,477	185,471,370.30	35.92
651 - 700	1,031	148,428,415.90	28.75
701 - 750	543	82,080,673.04	15.90
751 - 800	184	30,094,938.39	5.83
801 - 810	7	1,325,355.33	0.26
Total	3,878	516,341,088.29	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	48	8,623,017.49	1.67
6.001 - 7.000	500	86,508,594.41	16.75
7.001 - 8.000	1,304	187,962,922.40	36.40
8.001 - 9.000	1,124	139,788,841.38	27.07
9.001 - 10.000	649	68,746,270.49	13.31
10.001 - 11.000	219	21,777,472.56	4.22
11.001 - 12.000	29	2,475,800.30	0.48
12.001 - 12.625	5	458,169.26	0.09
Total	3,878	516,341,088.29	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.250 - 12.000	48	8,623,017.49	1.94
12.001 - 13.000	483	83,436,493.46	18.81
13.001 - 14.000	1,108	156,657,154.13	35.32
14.001 - 15.000	945	117,049,956.98	26.39
15.001 - 16.000	546	59,496,771.32	13.41
16.001 - 17.000	159	17,027,998.43	3.84
17.001 - 18.000	11	1,063,769.18	0.24
18.001 - 18.250	1	180,751.07	0.04
Total	3,301	443,535,912.06	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	48	8,623,017.49	1.94
6.001 - 7.000	483	83,436,493.46	18.81
7.001 - 8.000	1,107	156,535,731.61	35.29
8.001 - 9.000	946	117,171,379.50	26.42
9.001 - 10.000	546	59,496,771.32	13.41
10.001 - 11.000	159	17,027,998.43	3.84
11.001 - 12.000	11	1,063,769.18	0.24
12.001 - 12.250	1	180,751.07	0.04
Total	3,301	443,535,912.06	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	5	739,068.83	0.17
3.001 - 4.000	839	135,015,054.12	30.44
4.001 - 5.000	1,384	182,179,881.13	41.07
5.001 - 6.000	871	102,973,439.95	23.22
6.001 - 7.000	193	21,462,298.68	4.84
7.001 - 7.500	9	1,166,169.35	0.26
Total	3,301	443,535,912.06	100.00

Rate Change Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
09/01/02	4	401,645.75	0.09
10/01/02	5	990,976.75	0.22
11/01/02	2	275,250.50	0.06
04/01/03	1	244,164.06	0.06
09/01/03	1	201,344.72	0.05
11/01/03	1	173,188.03	0.04
12/01/03	2	137,624.05	0.03
01/01/04	1	173,929.39	0.04
02/01/04	5	471,924.00	0.11
03/01/04	481	64,002,381.40	14.43
04/01/04	2,773	373,225,260.50	84.15
05/01/04	2	265,771.89	0.06
03/01/05	3	294,168.69	0.07
04/01/05	20	2,678,282.33	0.60
Total	3,301	443,535,912.06	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	11	1,667,873.00	0.38
2.000	1	244,164.06	0.06
3.000	3,289	441,623,875.00	99.57
Total	3,301	443,535,912.06	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	3,301	443,535,912.06	100.00
Total	3,301	443,535,912.06	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	3,266	438,651,423.98	84.95
Fixed Rate	562	70,694,802.49	13.69
3/27 6 Mo LIBOR ARM	23	2,972,451.02	0.58
BALLOON 15/30	15	2,110,373.74	0.41
6 Mo LIBOR ARM	11	1,667,873.00	0.32
1/29 6 Mo LIBOR ARM	1	244,164.06	0.05
Total	3,878	516,341,088.29	100.00

Delinquency Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	3,878	516,341,088.29	100.00
Total	3,878	516,341,088.29	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	223	25,391,352.41	4.92
12	32	3,730,452.12	0.72
24	932	131,133,755.47	25.40
36	2,544	339,101,707.61	65.67
48	54	6,018,052.04	1.17
60	93	10,965,768.64	2.12
Total	3,878	516,341,088.29	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	223	25,391,352.41	4.92
Prepayment Penalty	3,655	490,949,735.88	95.08
Total	3,878	516,341,088.29	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	2,109	265,315,600.95	51.38
Dividend Loans	1,769	251,025,487.34	48.62
Total	3,878	516,341,088.29	100.00

PMI Insurer	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	3,002	418,981,144.81	81.14
No PMI Insurer	876	97,359,943.48	18.86
Total	3,878	516,341,088.29	100.00

Group II Mortgage Loans
As of the Cut-off Date

Aggregate Outstanding Principal Balance:	$117,612,370					
Number of Loans:	311					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$378,175		$34,433		$999,276	
Weighted Average Current Loan Rate:	7.577	%	5.250	%	10.875	%
ARM Characteristics:						
Weighted Average Gross Margin:	4.137	%	2.875	%	6.750	%
Weighted Average Maximum Loan Rate:	13.533	%	11.250	%	16.875	%
Weighted Average Minimum Loan Rate:	7.533	%	5.250	%	10.875	%
Weighted Average Initial Periodic Rate Cap:	2.988	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months to Roll:	23	months	4	months	35	months
Weighted Average Original Term:	358	months	180	months	360	months
Weighted Average Remaining Term:	356	months	178	months	359	months
Weighted Average Original LTV:	79.01	%	39.62	%	100.00	%
Weighted Average Credit Score:	680		541		798	
First Pay Date:			Oct 01, 2001		May 01, 2002	
Maturity Date:			Mar 01, 2017		Apr 01, 2032	

Top Property State Concentrations ($):	71.89 % California, 3.49 % Florida, 2.83 % Michigan
Maximum Zip Code Concentration ($):	1.92 % 92677

Outstanding Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
34,433 - 50,000	2	72,412.82	0.06
50,001 - 100,000	9	674,810.00	0.57
100,001 - 150,000	5	569,772.03	0.48
250,001 - 300,000	1	264,627.49	0.22
300,001 - 350,000	125	40,591,862.96	34.51
350,001 - 400,000	64	23,946,306.65	20.36
400,001 - 450,000	55	23,691,024.26	20.14
450,001 - 500,000	21	10,098,563.43	8.59
500,001 - 550,000	11	5,820,356.01	4.95
550,001 - 600,000	9	5,178,647.46	4.40
600,001 - 650,000	5	3,212,278.79	2.73
650,001 - 700,000	1	674,240.36	0.57
800,001 - 850,000	1	848,702.46	0.72
950,001 - 999,276	2	1,968,765.43	1.67
Total	311	117,612,370.15	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	4	1,586,005.13	1.35
360	307	116,026,365.02	98.65
Total	311	117,612,370.15	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
178 - 178	1	346,394.68	0.29
179 - 180	3	1,239,610.45	1.05
351 - 352	2	854,532.83	0.73
353 - 354	1	497,953.18	0.42
355 - 356	1	488,652.74	0.42
357 - 358	51	22,315,129.95	18.97
359 - 359	252	91,870,096.32	78.11
Total	311	117,612,370.15	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	211	78,482,247.61	66.73
PUD	83	32,470,340.75	27.61
Condominium	12	4,682,273.26	3.98
2-4 Units	5	1,977,508.53	1.68
Total	311	117,612,370.15	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	302	114,655,907.64	97.49
Non-owner	9	2,956,462.51	2.51
Total	311	117,612,370.15	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	209	80,267,977.20	68.25
Cash Out Refinance	71	26,475,857.86	22.51
Rate/Term Refinance	31	10,868,535.09	9.24
Total	311	117,612,370.15	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
39.62 - 40.00	1	62,969.01	0.05
40.01 - 45.00	1	434,642.73	0.37
55.01 - 60.00	4	1,596,700.62	1.36
60.01 - 65.00	8	2,810,726.01	2.39
65.01 - 70.00	16	8,701,956.16	7.40
70.01 - 75.00	35	14,924,996.51	12.69
75.01 - 80.00	190	70,712,785.65	60.12
80.01 - 85.00	12	3,760,796.54	3.20
85.01 - 90.00	31	10,552,719.16	8.97
90.01 - 95.00	11	3,417,824.97	2.91
95.01 - 100.00	2	636,252.79	0.54
Total	311	117,612,370.15	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	6	1,878,453.58	1.60
California	213	84,552,316.17	71.89
Colorado	5	1,840,798.53	1.57
Connecticut	2	936,825.93	0.80
Florida	14	4,106,728.95	3.49
Georgia	3	1,429,690.85	1.22
Illinois	7	2,900,740.94	2.47
Indiana	2	656,474.97	0.56
Kansas	1	449,621.94	0.38
Maryland	3	909,266.57	0.77
Massachusetts	2	805,609.71	0.68
Michigan	10	3,325,174.55	2.83
Minnesota	1	409,770.14	0.35
Mississippi	1	71,215.86	0.06
Missouri	2	126,375.86	0.11
Nevada	5	1,936,166.05	1.65
New Hampshire	1	386,554.29	0.33
New Jersey	1	449,740.07	0.38
New Mexico	2	794,457.61	0.68
New York	3	1,003,345.52	0.85
Ohio	7	1,616,059.73	1.37
Oregon	4	1,713,477.06	1.46
Pennsylvania	2	440,550.52	0.37
Tennessee	1	599,254.17	0.51
Texas	7	2,119,429.64	1.80
Utah	2	705,676.48	0.60
Vermont	1	454,646.44	0.39
Virginia	1	359,566.66	0.31
Washington	2	634,381.36	0.54
Total	311	117,612,370.15	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	262	98,978,699.63	84.16
No Income Verification	31	11,332,040.43	9.64
Limited Income Verification	13	5,467,099.48	4.65
No Documentation	5	1,834,530.61	1.56
Total	311	117,612,370.15	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
541 - 550	3	343,025.96	0.29
551 - 600	17	5,332,041.95	4.53
601 - 650	76	26,508,112.93	22.54
651 - 700	114	45,487,043.27	38.68
701 - 750	73	28,782,081.44	24.47
751 - 798	28	11,160,064.60	9.49
Total	311	117,612,370.15	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	11	4,473,797.77	3.80
6.001 - 7.000	83	31,871,602.17	27.10
7.001 - 8.000	129	51,384,018.75	43.69
8.001 - 9.000	63	23,339,429.05	19.84
9.001 - 10.000	18	4,372,524.13	3.72
10.001 - 10.875	7	2,170,998.28	1.85
Total	311	117,612,370.15	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.250 - 12.000	11	4,473,797.77	4.42
12.001 - 13.000	76	29,096,378.61	28.75
13.001 - 14.000	103	41,157,622.78	40.66
14.001 - 15.000	59	21,700,013.69	21.44
15.001 - 16.000	12	3,587,451.53	3.54
16.001 - 16.875	5	1,198,788.15	1.18
Total	266	101,214,052.53	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	11	4,473,797.77	4.42
6.001 - 7.000	76	29,096,378.61	28.75
7.001 - 8.000	103	41,157,622.78	40.66
8.001 - 9.000	59	21,700,013.69	21.44
9.001 - 10.000	12	3,587,451.53	3.54
10.001 - 10.875	5	1,198,788.15	1.18
Total	266	101,214,052.53	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	4	2,088,746.86	2.06
3.001 - 4.000	126	51,552,817.61	50.93
4.001 - 5.000	95	35,340,574.77	34.92
5.001 - 6.000	37	11,111,958.32	10.98
6.001 - 6.750	4	1,119,954.97	1.11
Total	266	101,214,052.53	100.00

Rate Change Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
09/01/02	1	598,852.70	0.59
09/01/03	1	306,596.27	0.30
11/01/03	1	497,953.18	0.49
03/01/04	43	19,080,125.87	18.85
04/01/04	217	79,690,121.44	78.73
03/01/05	1	317,271.36	0.31
04/01/05	2	723,131.71	0.71
Total	266	101,214,052.53	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	598,852.70	0.59
3.000	265	100,615,199.83	99.41
Total	266	101,214,052.53	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	266	101,214,052.53	100.00
Total	266	101,214,052.53	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	262	99,574,796.76	84.66
Fixed Rate	42	15,158,707.17	12.89
BALLOON 15/30	3	1,239,610.45	1.05
3/27 6 Mo LIBOR ARM	3	1,040,403.07	0.88
6 Mo LIBOR ARM	1	598,852.70	0.51
Total	311	117,612,370.15	100.00

Delinquency Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	311	117,612,370.15	100.00
Total	311	117,612,370.15	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	13	5,542,663.97	4.71
12	2	726,946.05	0.62
24	107	40,256,052.29	34.23
36	182	68,430,101.95	58.18
48	2	671,284.87	0.57
60	5	1,985,321.02	1.69
Total	311	117,612,370.15	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	13	5,542,663.97	4.71
Prepayment Penalty	298	112,069,706.18	95.29
Total	311	117,612,370.15	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	176	64,586,856.35	54.92
Dividend Loans	135	53,025,513.80	45.08
Total	311	117,612,370.15	100.00

PMI Insurer	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	272	104,076,866.70	88.49
No PMI Insurer	39	13,535,503.45	11.51
Total	311	117,612,370.15	100.00

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%

Period	1A-2 (AAA) Balance	1A-2 (AAA) Interest	1A-2 (AAA) Principal
	432,700,000		
1	432,700,000	1,384,640	0
2	432,700,000	1,384,640	0
3	432,700,000	1,384,640	0
4	432,700,000	1,384,640	0
5	432,700,000	1,384,640	0
6	432,700,000	1,384,640	0
7	432,700,000	1,384,640	0
8	432,700,000	1,384,640	0
9	432,700,000	1,384,640	0
10	427,984,409	1,384,640	4,715,591
11	419,421,233	1,369,550	8,563,175
12	410,480,582	1,342,148	8,940,651
13	401,181,662	1,313,538	9,298,920
14	391,545,184	1,283,781	9,636,478
15	381,593,278	1,252,945	9,951,906
16	371,349,396	1,221,098	10,243,882
17	360,838,202	1,188,318	10,511,194
18	350,085,462	1,154,682	10,752,740
19	339,117,916	1,120,273	10,967,546
20	327,963,148	1,085,177	11,154,768
21	316,649,449	1,049,482	11,313,699
22	305,205,673	1,013,278	11,443,776
23	293,661,086	976,658	11,544,586
24	0	1,662,956	293,661,086
25	0	0	0

First Franklin Mortgage Loan Trust 2002-FF1

Period	1A-2 (AAA) End Balance	1A-2 (AAA) Interest Paid	1A-2 (AAA) Principal Paid
	435,779,000		
1	435,779,000	1,405,387	0
2	435,779,000	1,405,387	0
3	435,779,000	1,405,387	0
4	435,779,000	1,405,387	0
5	435,779,000	1,405,387	0
6	435,779,000	1,405,387	0
7	435,779,000	1,405,387	0
8	435,779,000	1,405,387	0
9	435,631,436	1,405,387	147,564
10	427,536,640	1,404,911	8,094,796
11	418,933,853	1,378,806	8,602,787
12	409,955,152	1,351,062	8,978,700
13	400,619,887	1,322,105	9,335,266
14	390,948,902	1,291,999	9,670,984
15	380,964,456	1,260,810	9,984,446
16	370,690,119	1,228,610	10,274,338
17	360,150,663	1,195,476	10,539,456
18	349,371,953	1,161,486	10,778,710
19	338,380,816	1,126,725	10,991,137
20	327,204,911	1,091,278	11,175,904
21	315,872,595	1,055,236	11,332,317
22	304,412,769	1,018,689	11,459,826
23	292,896,515	981,731	11,516,254
24	281,778,437	944,591	11,118,077
25	271,044,634	608,172	10,733,804
26	260,681,688	585,005	10,362,946
27	250,676,655	562,638	10,005,032
28	241,017,047	541,044	9,659,608
29	231,690,812	520,195	9,326,235
30	222,686,322	500,066	9,004,490
31	213,992,358	480,631	8,693,964
32	205,598,095	461,867	8,394,263
33	197,493,086	443,749	8,105,008
34	189,667,254	426,256	7,825,833
35	182,110,871	409,365	7,556,382
36	174,814,555	393,056	7,296,316
37	174,814,555	377,308	0
38	169,239,928	377,308	5,574,627
39	163,524,735	365,276	5,715,193
40	158,005,908	352,941	5,518,827
41	152,676,617	341,029	5,329,291
42	147,530,271	329,527	5,146,345
43	142,560,513	318,420	4,969,759
44	137,761,205	307,693	4,799,308
45	133,126,425	297,335	4,634,779
46	128,650,461	287,331	4,475,964
47	124,327,798	277,671	4,322,663
48	120,153,114	268,341	4,174,683
49	116,121,277	259,330	4,031,838
50	112,227,330	250,628	3,893,947
51	108,466,492	242,224	3,760,838
52	104,834,149	234,107	3,632,342
53	101,325,849	226,267	3,508,300
54	97,937,295	218,695	3,388,555
55	94,664,339	211,381	3,272,956
56	91,502,980	204,317	3,161,359
57	88,449,356	197,494	3,053,624
58	85,499,741	190,903	2,949,616
59	82,650,537	184,537	2,849,204
60	79,898,273	178,387	2,752,264
61	77,239,599	172,447	2,658,673
62	74,671,283	166,709	2,568,316
63	72,190,205	161,166	2,481,078
64	69,793,353	155,811	2,396,852
65	67,477,821	150,637	2,315,532
66	65,240,804	145,640	2,237,016
67	63,079,597	140,811	2,161,208
68	60,991,585	136,147	2,088,012
69	58,974,248	131,640	2,017,337
70	57,025,151	127,286	1,949,096
71	55,141,947	123,079	1,883,204
72	53,322,368	119,015	1,819,579
73	51,564,226	115,087	1,758,142
74	49,865,409	111,293	1,698,817
75	48,223,878	107,626	1,641,530
76	46,637,667	104,083	1,586,211
77	45,104,876	100,660	1,532,791
78	43,623,671	97,351	1,481,204
79	42,192,285	121,419	1,431,387
80	40,809,008	117,435	1,383,277
81	39,472,193	113,585	1,336,815
82	38,180,247	109,864	1,291,945
83	36,931,636	106,268	1,248,611
84	35,724,876	102,793	1,206,760
85	34,558,537	99,434	1,166,340
86	33,431,236	96,188	1,127,301
87	32,341,640	93,050	1,089,596
88	31,288,461	90,018	1,053,179
89	30,270,457	87,086	1,018,004
90	29,286,427	84,253	984,029
91	28,335,214	81,514	951,213
92	27,415,700	78,866	919,515
93	26,526,804	76,307	888,896
94	25,667,485	73,833	859,319
95	24,836,736	71,441	830,749

96	24,033,587	69,129	803,149
97	23,257,099	66,893	776,488
98	22,506,368	64,732	750,732
99	21,780,518	62,643	725,850
100	21,078,707	60,622	701,811
101	20,400,118	58,669	678,588
102	19,743,967	56,780	656,152
103	19,109,492	54,954	634,475
104	18,495,961	53,188	613,531
105	17,902,665	51,480	593,296
106	17,328,921	49,829	573,744
107	16,774,068	48,232	554,853
108	16,237,468	46,688	536,599
109	15,718,507	45,194	518,961
110	15,216,589	43,750	501,918
111	14,731,141	42,353	485,448
112	14,261,608	41,002	469,533
113	13,807,455	39,695	454,153
114	13,368,165	38,431	439,290
115	12,943,238	37,208	424,927
116	12,532,193	36,025	411,045
117	12,134,564	34,881	397,629
118	11,749,901	33,775	384,663
119	11,377,770	32,704	372,131
120	11,017,752	31,668	360,018
121	10,669,441	30,666	348,311
122	10,332,446	29,697	336,995
123	10,006,390	28,759	326,056
124	9,690,907	27,851	315,483
125	9,385,226	26,973	305,680
126	9,045,707	26,122	339,520
127	8,717,166	25,177	328,541
128	8,399,238	24,263	317,928
129	8,091,571	23,378	307,667
130	7,793,824	22,522	297,747
131	7,505,668	21,693	288,156
132	7,226,784	20,891	278,884
133	6,956,866	20,115	269,918
134	6,695,616	19,363	261,250
135	6,442,748	18,636	252,868
136	6,197,986	17,932	244,763
137	5,961,061	17,251	236,925
138	5,731,714	16,592	229,346
139	5,509,697	15,953	222,017
140	5,294,767	15,335	214,930
141	5,086,692	14,737	208,075
142	4,885,246	14,158	201,446
143	4,690,211	13,597	195,035
144	4,501,378	13,054	188,834
145	4,318,542	12,529	182,836
146	4,141,508	12,020	177,034
147	3,970,085	11,527	171,423
148	3,804,090	11,050	165,995
149	3,643,346	10,588	160,744
150	3,487,681	10,141	155,665
151	3,336,930	9,707	150,751
152	3,190,933	9,288	145,997
153	3,049,535	8,881	141,398
154	2,912,586	8,488	136,949
155	2,779,943	8,107	132,643
156	2,651,465	7,738	128,478
157	2,527,017	7,380	124,448
158	2,406,470	7,034	120,548
159	2,289,696	6,698	116,774
160	2,176,574	6,373	113,122
161	2,066,986	6,058	109,588
162	1,960,818	5,753	106,168
163	1,857,960	5,458	102,858
164	1,758,306	5,171	99,655
165	1,661,751	4,894	96,554
166	1,568,198	4,625	93,553
167	1,477,549	4,365	90,649
168	1,389,712	4,113	87,837
169	1,304,596	3,868	85,116
170	1,222,114	3,631	82,481
171	1,142,183	3,402	79,931
172	1,064,721	3,179	77,462
173	989,649	2,963	75,072
174	916,891	2,755	72,758
175	846,374	2,552	70,517
176	778,026	2,356	68,348
177	711,778	2,166	66,247
178	621,770	1,981	90,008
179	548,887	1,731	72,883
180	490,399	1,528	58,488
181	433,702	1,365	56,697
182	378,740	1,207	54,962
183	325,459	1,054	53,282
184	273,803	906	51,655
185	223,723	762	50,080
186	175,169	623	48,555
187	128,092	488	47,077
188	82,445	357	45,646
189	38,184	229	44,261
190	0	106	38,184
191	0	0	0

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
1	3.46775	1.84000	2.08300
2	3.34675	1.89700	2.17500
3	3.27699	2.01400	2.31400
4	3.26926	2.00900	2.47100
5	3.22999	2.18800	2.66300
6	3.14246	2.35700	2.85600
7	3.11002	2.52800	3.05700
8	3.01689	2.72200	3.26100
9	2.94764	2.94300	3.46300
10	2.97803	3.14800	3.66100
11	2.83766	3.33500	3.85200
12	2.81839	3.54600	4.03400
13	2.73503	3.73900	4.20700
14	2.72474	3.91800	4.36700
15	2.63582	4.11100	4.51300
16	2.59241	4.27500	4.64200
17	2.59628	4.41400	4.76100
18	2.51525	4.56100	4.87900
19	2.52429	4.68300	4.96100
20	2.45525	4.77900	4.99800
21	2.42899	4.87100	5.03900
22	2.48466	4.97600	5.08400
23	2.36232	5.10800	5.12900
24	3.54619	5.03900	5.16900
25	2.20493	4.90200	5.23600
26	2.13318	5.02100	5.34000
27	1.96396	5.13500	5.43500
28	1.85292	5.24200	5.52100
29	1.80646	5.34100	5.59600
30	2.06751	5.43100	5.66000
31	2.04083	5.51200	5.71100
32	1.90745	5.58100	5.75100
33	1.84436	5.63900	5.78000
34	1.98498	5.68400	5.80300
35	1.75827	5.71500	5.82100
36	2.28891	5.73100	5.83700
37	2.20648	5.74100	5.85400
38	2.27316	5.75700	5.87200
39	2.19474	5.77200	5.89300
40	2.17554	5.78900	5.91600
41	2.21699	5.80700	5.94300
42	2.24403	5.82800	5.97300
43	2.28045	5.85100	6.00700
44	2.18934	5.87800	6.04500
45	2.15705	5.90800	6.08300
46	2.30616	5.94400	6.12000
47	2.07682	5.98400	6.15500
48	2.38834	6.03000	6.18500
49	2.27864	6.07200	6.21000
50	2.31070	6.10100	6.22700
51	2.21963	6.12600	6.24000
52	2.19723	6.14600	6.24700
53	2.24383	6.16100	6.24900
54	2.21464	6.17100	6.24400
55	2.27109	6.17600	6.23400
56	2.20597	6.17500	6.22300
57	2.21071	6.16800	6.21700
58	2.41134	6.15500	6.21800
59	2.23830	6.13600	6.22600
60	2.32145	6.11100	6.24100
61	2.25685	6.11100	6.26500
62	2.28680	6.14200	6.29300
63	2.19253	6.17200	6.32000
64	2.16304	6.20000	6.34400
65	2.19880	6.22600	6.36700
66	2.22325	6.25100	6.38900
67	2.26095	6.27500	6.40800
68	2.17542	6.29600	6.42600
69	2.15420	6.31600	6.44200
70	2.26054	6.33500	6.45600
71	2.11723	6.35100	6.46700
72	2.23088	6.36600	6.47700
73	2.15484	6.37800	6.48400
74	2.20604	6.38900	6.49000
75	2.13446	6.39700	6.49200
76	2.12798	6.40300	6.49300
77	2.18616	6.40700	6.49100
78	2.12887	6.40900	6.48700
79	1.82165	6.40900	6.48000
80	1.76597	6.40600	6.47200
81	1.77268	6.40000	6.46500
82	1.96688	6.39300	6.46000
83	1.79249	6.38200	6.45600
84	1.84227	6.36900	6.45400
85	1.78498	6.36900	6.45400
86	1.84626	6.36900	6.45400
87	1.78946	6.36900	6.45400
88	1.79208	6.36900	6.45400
89	1.85413	6.36900	6.45400
90	1.79814	6.36900	6.45400
91	1.86075	6.36900	6.45400
92	1.80535	6.36900	6.45400
93	1.80941	6.36900	6.45400
94	1.99258	6.36900	6.45400
95	1.81850	6.36900	6.45400
96	1.88269	6.36900	6.45400

97	1.82852	6.36900	6.45400
98	1.89201	6.36900	6.45400
99	1.83886	6.36900	6.45400
100	1.84461	6.36900	6.45400
101	1.90794	6.36900	6.45400
102	1.85733	6.36900	6.45400
103	1.92055	6.36900	6.45400
104	1.87178	6.36900	6.45400
105	1.87970	6.36900	6.45400
106	2.05209	6.36900	6.45400
107	1.89698	6.36900	6.45400
108	1.95992	6.36900	6.45400
109	1.91631	6.36900	6.45400
110	1.97914	6.36900	6.45400
111	1.93783	6.36900	6.45400
112	1.94946	6.36900	6.45400
113	2.01212	6.36900	6.45400
114	1.97456	6.36900	6.45400
115	2.03710	6.36900	6.45400
116	2.00225	6.36900	6.45400
117	2.01500	6.36900	6.45400
118	2.12198	6.36900	6.45400
119	2.04196	6.36900	6.45400
120	2.10190	6.36900	6.45400
121	2.07164	6.36900	6.45400
122	2.13146	6.36900	6.45400
123	2.10423	6.36900	6.45400
124	2.12168	6.36900	6.45400
125	2.18129	6.36900	6.45400
126	2.15899	6.36900	6.45400
127	2.21846	6.36900	6.45400
128	2.19971	6.36900	6.45400
129	2.22141	6.36900	6.45400
130	2.35480	6.36900	6.45400
131	2.26662	6.36900	6.45400
132	2.32725	6.36900	6.45400
133	2.31553	6.36900	6.45400
134	2.37782	6.36900	6.45400
135	2.36861	6.36900	6.45400
136	2.39680	6.36900	6.45400
137	2.46177	6.36900	6.45400
138	2.45663	6.36900	6.45400
139	2.52353	6.36900	6.45400
140	2.52133	6.36900	6.45400
141	2.55560	6.36900	6.45400
142	2.69450	6.36900	6.45400
143	2.62819	6.36900	6.45400
144	2.70048	6.36900	6.45400
145	2.70645	6.36900	6.45400
146	2.78115	6.36900	6.45400
147	2.79075	6.36900	6.45400
148	2.83528	6.36900	6.45400
149	2.91387	6.36900	6.45400
150	2.92937	6.36900	6.45400
151	3.01076	6.36900	6.45400
152	3.03049	6.36900	6.45400
153	3.08382	6.36900	6.45400
154	3.23108	6.36900	6.45400
155	3.19634	6.36900	6.45400
156	3.28553	6.36900	6.45400
157	3.31705	6.36900	6.45400
158	3.40972	6.36900	6.45400
159	3.44649	6.36900	6.45400
160	3.51464	6.36900	6.45400
161	3.61292	6.36900	6.45400
162	3.65818	6.36900	6.45400
163	3.76050	6.36900	6.45400
164	3.81187	6.36900	6.45400
165	3.89272	6.36900	6.45400
166	4.02683	6.36900	6.45400
167	4.06284	6.36900	6.45400
168	4.17642	6.36900	6.45400
169	4.24478	6.36900	6.45400
170	4.36337	6.36900	6.45400
171	4.43929	6.36900	6.45400
172	4.54151	6.36900	6.45400
173	4.66820	6.36900	6.45400
174	4.75637	6.36900	6.45400
175	4.88890	6.36900	6.45400
176	4.98588	6.36900	6.45400
177	5.10642	6.36900	6.45400
178	5.28328	6.36900	6.45400
179	5.41502	6.36900	6.45400
180	5.63717	6.36900	6.45400
181	5.76189	6.36900	6.45400
182	5.91779	6.36900	6.45400
183	6.05341	6.36900	6.45400
184	6.20627	6.36900	6.45400
185	6.37367	6.36900	6.45400
186	6.52690	6.36900	6.45400
187	6.70256	6.36900	6.45400
188	6.86843	6.36900	6.45400
189	7.04744	6.36900	6.45400
190	7.24503	6.36900	6.45400
191	7.42277	6.36900	6.45400
192	7.62137	6.36900	6.45400
193	7.82237	6.36900	6.45400
194	8.01373	6.36900	6.45400
195	8.14668	6.36900	6.45400
196	8.13804	6.36900	6.45400
197	8.12944	6.36900	6.45400
198	8.12087	6.36900	6.45400
199	8.11233	6.36900	6.45400
200	8.10382	6.36900	6.45400
201	8.09534	6.36900	6.45400

202	8.08689	6.36900	6.45400
203	8.07848	6.36900	6.45400
204	8.07011	6.36900	6.45400
205	8.06176	6.36900	6.45400
206	8.05345	6.36900	6.45400
207	8.04518	6.36900	6.45400
208	8.03695	6.36900	6.45400
209	8.02875	6.36900	6.45400
210	8.02058	6.36900	6.45400
211	8.01246	6.36900	6.45400
212	8.00437	6.36900	6.45400
213	7.99632	6.36900	6.45400
214	7.98831	6.36900	6.45400
215	7.98034	6.36900	6.45400
216	7.97241	6.36900	6.45400
217	7.96452	6.36900	6.45400
218	7.95668	6.36900	6.45400
219	7.94887	6.36900	6.45400
220	7.94110	6.36900	6.45400
221	7.93338	6.36900	6.45400
222	7.92570	6.36900	6.45400
223	7.91806	6.36900	6.45400
224	7.91046	6.36900	6.45400
225	7.90291	6.36900	6.45400
226	7.89540	6.36900	6.45400
227	7.88794	6.36900	6.45400
228	7.88052	6.36900	6.45400
229	7.87314	6.36900	6.45400
230	7.86581	6.36900	6.45400
231	7.85853	6.36900	6.45400
232	7.85129	6.36900	6.45400
233	7.84409	6.36900	6.45400
234	7.83695	6.36900	6.45400
235	7.82984	6.36900	6.45400
236	7.82279	6.36900	6.45400
237	7.81578	6.36900	6.45400
238	7.80882	6.36900	6.45400
239	7.80190	6.36900	6.45400
240	7.79503	6.36900	6.45400
241	7.78821	6.36900	6.45400
242	7.78144	6.36900	6.45400
243	7.77471	6.36900	6.45400
244	7.76803	6.36900	6.45400
245	7.76140	6.36900	6.45400
246	7.75482	6.36900	6.45400
247	7.74828	6.36900	6.45400
248	7.74179	6.36900	6.45400
249	7.73535	6.36900	6.45400
250	7.72896	6.36900	6.45400
251	7.72262	6.36900	6.45400
252	7.71633	6.36900	6.45400
253	7.71008	6.36900	6.45400
254	7.70388	6.36900	6.45400
255	7.69773	6.36900	6.45400
256	7.69163	6.36900	6.45400
257	7.68558	6.36900	6.45400
258	7.67957	6.36900	6.45400
259	7.67362	6.36900	6.45400
260	7.66771	6.36900	6.45400
261	7.66185	6.36900	6.45400
262	7.65604	6.36900	6.45400
263	7.65028	6.36900	6.45400
264	7.64456	6.36900	6.45400
265	7.63889	6.36900	6.45400
266	7.63328	6.36900	6.45400
267	7.62770	6.36900	6.45400
268	7.62218	6.36900	6.45400
269	7.61671	6.36900	6.45400
270	7.61128	6.36900	6.45400
271	7.60590	6.36900	6.45400
272	7.60057	6.36900	6.45400
273	7.59528	6.36900	6.45400
274	7.59004	6.36900	6.45400
275	7.58485	6.36900	6.45400
276	7.57971	6.36900	6.45400
277	7.57461	6.36900	6.45400
278	7.56956	6.36900	6.45400
279	7.56456	6.36900	6.45400
280	7.55960	6.36900	6.45400
281	7.55469	6.36900	6.45400
282	7.54982	6.36900	6.45400
283	7.54500	6.36900	6.45400
284	7.54023	6.36900	6.45400
285	7.53550	6.36900	6.45400
286	7.53082	6.36900	6.45400
287	7.52618	6.36900	6.45400
288	7.52159	6.36900	6.45400
289	7.51704	6.36900	6.45400
290	7.51254	6.36900	6.45400
291	7.50808	6.36900	6.45400
292	7.50367	6.36900	6.45400
293	7.49930	6.36900	6.45400
294	7.49497	6.36900	6.45400
295	7.49069	6.36900	6.45400
296	7.48645	6.36900	6.45400
297	7.48225	6.36900	6.45400
298	7.47810	6.36900	6.45400
299	7.47399	6.36900	6.45400
300	7.46992	6.36900	6.45400
301	7.46590	6.36900	6.45400
302	7.46192	6.36900	6.45400
303	7.45798	6.36900	6.45400
304	7.45408	6.36900	6.45400
305	7.45022	6.36900	6.45400
306	7.44641	6.36900	6.45400

307	7.44263	6.36900	6.45400
308	7.43890	6.36900	6.45400
309	7.43520	6.36900	6.45400
310	7.43155	6.36900	6.45400
311	7.42794	6.36900	6.45400
312	7.42437	6.36900	6.45400
313	7.42084	6.36900	6.45400
314	7.41735	6.36900	6.45400
315	7.41390	6.36900	6.45400
316	7.41048	6.36900	6.45400
317	7.40711	6.36900	6.45400
318	7.40378	6.36900	6.45400
319	7.40049	6.36900	6.45400
320	7.39723	6.36900	6.45400
321	7.39402	6.36900	6.45400
322	7.39084	6.36900	6.45400
323	7.38770	6.36900	6.45400
324	7.38461	6.36900	6.45400
325	7.38155	6.36900	6.45400
326	7.37853	6.36900	6.45400
327	7.37555	6.36900	6.45400
328	7.37260	6.36900	6.45400
329	7.36970	6.36900	6.45400
330	7.36684	6.36900	6.45400
331	7.36402	6.36900	6.45400
332	7.36124	6.36900	6.45400
333	7.35850	6.36900	6.45400
334	7.35580	6.36900	6.45400
335	7.35315	6.36900	6.45400
336	7.35054	6.36900	6.45400
337	7.34797	6.36900	6.45400
338	7.34545	6.36900	6.45400
339	7.34298	6.36900	6.45400
340	7.34056	6.36900	6.45400
341	7.33819	6.36900	6.45400
342	7.33588	6.36900	6.45400
343	7.33363	6.36900	6.45400
344	7.33145	6.36900	6.45400
345	7.32935	6.36900	6.45400
346	7.32732	6.36900	6.45400
347	7.32540	6.36900	6.45400
348	7.32358	6.36900	6.45400
349	7.32191	6.36900	6.45400
350	7.32040	6.36900	6.45400
351	7.31910	6.36900	6.45400
352	7.31810	6.36900	6.45400
353	7.31749	6.36900	6.45400
354	7.31747	6.36900	6.45400
355	7.31839	6.36900	6.45400
356	7.32095	6.36900	6.45400
357	7.32683	6.36900	6.45400
358	7.34132	6.36900	6.45400
359	7.39406	6.36900	6.45400
360	0.00000	6.36900	6.45400
361	0.00000	6.36900	6.45400
362	0.00000	6.36900	6.45400
363	0.00000	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
M-3 First Loss
Forward LIBOR

FRM CPR:	25%
ARM CPR:	25%
Delinquency Pct:	100.00%
Liquidation Lag:	6
Severity (with MI):	70.00%
Severity (no MI):	70.00%
CDR	2.34%
Cum Collat Loss	5.22%

First Franklin Mortgage Loan Trust 2002-FF1
M-3 First Loss
Forward LIBOR

FRM PPC:	115%
ARM PPC:	100%
Delinquency Pct:	100.00%
Liquidation Lag:	6
Severity (with MI):	70.00%
Severity (no MI):	70.00%
CDR	2.34%
Cum Collat Loss	5.05%

First Franklin Mortgage Loan Trust 2002-FF1
M-3 First Loss

Forward LIBOR	
FRM CPR:	25%
ARM CPR:	25%
Delinquency Pct:	100.00%
Liquidation Lag:	6
Severity (with MI):	70.00%
Severity (no MI):	70.00%
CDR	2.34%
Cum Collat Loss	5.22%

First Franklin Mortgage Loan Trust 2002-FF1

M-3 First Loss

Prepay Curves assumed voluntary prepayments only

FRM PPC:	supplied curve
ARM PPC:	supplied curve
Forward LIBOR	
Delinquency Pct:	100%
Liquidation Lag:	0
Severity:	100%
Loss Curve Multiple:	132%
Cum Collat Loss	2.34%

First Franklin Mortgage Loan Trust 2002-FF1
M-3 First Loss

FRM PPC:	115%
ARM PPC:	100%
Delinquency Pct:	100.00%
Liquidation Lag:	12
Severity (with MI):	30.00%
Severity (no MI):	30.00%
CDR	7.51%
Cum Collat Loss	6.30%

First Franklin Mortgage Loan Trust 2002-FF1
M-3 First Loss
Forward LIBOR

FRM PPC:	115%
ARM PPC:	100%
Delinquency Pct:	100.00%
Liquidation Lag:	12
Severity (with MI):	30.00%
Severity (no MI):	30.00%
CDR	4.31%
Cum Collat Loss	3.84%

First Franklin Mortgage Loan Trust 2002-FF1
M-3 First Loss

FRM PPC:	115%
ARM PPC:	100%
Delinquency Pct:	100.00%
Liquidation Lag:	12
Severity (with MI):	50.00%
Severity (no MI):	50.00%
CDR	4.79%
Cum Collat Loss	7.03%

First Franklin Mortgage Loan Trust 2002-FF1
M-3 First Loss
Forward LIBOR

FRM PPC:	115%
ARM PPC:	100%
Delinquency Pct:	100.00%
Liquidation Lag:	12
Severity (with MI):	50.00%
Severity (no MI):	50.00%
CDR	2.67%
Cum Collat Loss	4.09%

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: **115%**
ARM PPC: **100%**
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
1	3.46775	1.84000	2.08300
2	3.34675	1.89700	2.17500
3	3.27699	2.01400	2.31400
4	3.26926	2.00900	2.47100
5	3.22999	2.18800	2.66300
6	3.14246	2.35700	2.85600
7	3.11002	2.52800	3.05700
8	3.01689	2.72200	3.26100
9	2.94764	2.94300	3.46300
10	2.97803	3.14800	3.66100
11	2.83766	3.33500	3.85200
12	2.81839	3.54600	4.03400
13	2.73503	3.73900	4.20700
14	2.72474	3.91800	4.36700
15	2.63682	4.11100	4.51300
16	2.59241	4.27500	4.64200
17	2.59628	4.41400	4.76100
18	2.51525	4.56100	4.87900
19	2.52429	4.68300	4.96100
20	2.45525	4.77900	4.99800
21	2.42899	4.87100	5.03900
22	2.48466	4.97600	5.08400
23	2.36232	5.10800	5.12900
24	3.54619	5.03900	5.16900
25	2.20493	4.90200	5.23600
26	2.13318	5.02100	5.34000
27	1.96396	5.13500	5.43500
28	1.85292	5.24200	5.52100
29	1.80646	5.34100	5.59600
30	2.06751	5.43100	5.66000
31	2.04083	5.51200	5.71100
32	1.90745	5.58100	5.75100
33	1.84436	5.63900	5.78000

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: **115%**
ARM PPC: **100%**
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
1	3.46775	1.84000	2.08300
2	3.34675	1.89700	2.17500
3	3.27699	2.01400	2.31400
4	3.26926	2.00900	2.47100
5	3.22999	2.18800	2.66300
6	3.14246	2.35700	2.85600
7	3.11002	2.52800	3.05700
8	3.01689	2.72200	3.26100
9	2.94764	2.94300	3.46300
10	2.97803	3.14800	3.66100
11	2.83766	3.33500	3.85200
12	2.81839	3.54600	4.03400
13	2.73503	3.73900	4.20700
14	2.72474	3.91800	4.36700
15	2.63682	4.11100	4.51300
16	2.59241	4.27500	4.64200
17	2.59628	4.41400	4.76100
18	2.51525	4.56100	4.87900
19	2.52429	4.68300	4.96100
20	2.45525	4.77900	4.99800
21	2.42899	4.87100	5.03900
22	2.48466	4.97600	5.08400
23	2.36232	5.10800	5.12900
24	3.54619	5.03900	5.16900
25	2.20493	4.90200	5.23600
26	2.13318	5.02100	5.34000
27	1.96396	5.13500	5.43500
28	1.85292	5.24200	5.52100
29	1.80646	5.34100	5.59600
30	2.06751	5.43100	5.66000
31	2.04083	5.51200	5.71100
32	1.90745	5.58100	5.75100
33	1.84436	5.63900	5.78000

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
34	1.98498	5.68400	5.80300
35	1.75827	5.71500	5.82100
36	2.28891	5.73100	5.83700
37	2.20648	5.74100	5.85400
38	2.27316	5.75700	5.87200
39	2.19474	5.77200	5.89300
40	2.17554	5.78900	5.91600
41	2.21699	5.80700	5.94300
42	2.24403	5.82800	5.97300
43	2.28045	5.85100	6.00700
44	2.18934	5.87800	6.04500
45	2.15705	5.90800	6.08300
46	2.30616	5.94400	6.12000
47	2.07682	5.98400	6.15500
48	2.38634	6.03000	6.18500
49	2.27864	6.07200	6.21000
50	2.31070	6.10100	6.22700
51	2.21963	6.12600	6.24000
52	2.19723	6.14600	6.24700
53	2.24383	6.16100	6.24900
54	2.21464	6.17100	6.24400
55	2.27109	6.17600	6.23400
56	2.20597	6.17500	6.22300
57	2.21071	6.16800	6.21700
58	2.41134	6.15500	6.21800
59	2.23830	6.13600	6.22600
60	2.32145	6.11100	6.24100
61	2.25685	6.11100	6.26500
62	2.28680	6.14200	6.29300
63	2.19253	6.17200	6.32000
64	2.16304	6.20000	6.34400
65	2.19880	6.22600	6.36700
66	2.22325	6.25100	6.38900
67	2.26095	6.27500	6.40800

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
34	1.98498	5.68400	5.80300
35	1.75827	5.71500	5.82100
36	2.28891	5.73100	5.83700
37	2.20648	5.74100	5.85400
38	2.25210	5.75700	5.87200
39	2.16211	5.77200	5.89300
40	2.13823	5.78900	5.91600
41	2.18544	5.80700	5.94300
42	2.19685	5.82800	5.97300
43	2.24132	5.85100	6.00700
44	2.13156	5.87800	6.04500
45	2.09368	5.90800	6.08300
46	2.29000	5.94400	6.12000
47	2.00162	5.98400	6.15500
48	2.32587	6.03000	6.18500
49	2.19071	6.07200	6.21000
50	2.24065	6.10100	6.22700
51	2.11816	6.12600	6.24000
52	2.08865	6.14600	6.24700
53	2.15818	6.16100	6.24900
54	2.09116	6.17100	6.24400
55	2.17414	6.17600	6.23400
56	2.06667	6.17500	6.22300
57	2.06313	6.16800	6.21700
58	2.37747	6.15500	6.21800
59	2.07345	6.13600	6.22600
60	2.19277	6.11100	6.24100
61	2.07353	6.11100	6.26500
62	2.14390	6.14200	6.29300
63	1.98891	6.17200	6.32000
64	1.94876	6.20000	6.34400
65	2.03272	6.22600	6.36700
66	1.98657	6.25100	6.38900
67	2.07811	6.27500	6.40800

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
68	2.17542	6.29600	6.42600
69	2.15420	6.31600	6.44200
70	2.26054	6.33500	6.45600
71	2.11723	6.35100	6.46700
72	2.23088	6.36600	6.47700
73	2.15484	6.37800	6.48400
74	2.20604	6.38900	6.49000
75	2.13446	6.39700	6.49200
76	2.12798	6.40300	6.49300
77	2.18616	6.40700	6.49100
78	2.12887	6.40900	6.48700
79	1.82185	6.40900	6.48000
80	1.76597	6.40600	6.47200
81	1.77268	6.40000	6.46500
82	1.96688	6.39300	6.46000
83	1.79249	6.38200	6.45600
84	1.84227	6.36900	6.45400
85	1.78498	6.36900	6.45400
86	1.84626	6.36900	6.45400
87	1.78946	6.36900	6.45400
88	1.79208	6.36900	6.45400
89	1.85413	6.36900	6.45400
90	1.79814	6.36900	6.45400
91	1.86075	6.36900	6.45400
92	1.80535	6.36900	6.45400
93	1.80941	6.36900	6.45400
94	1.99258	6.36900	6.45400
95	1.81850	6.36900	6.45400
96	1.88269	6.36900	6.45400
97	1.82852	6.36900	6.45400
98	1.89201	6.36900	6.45400
99	1.83886	6.36900	6.45400
100	1.84461	6.36900	6.45400
101	1.90794	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
68	1.91483	6.29600	6.42600
69	1.88106	6.31600	6.44200
70	2.12642	6.33500	6.45600
71	1.81775	6.35100	6.46700
72	2.00104	6.36600	6.47700
73	1.82730	6.37800	6.48400
74	1.95516	6.38900	6.49000
75	1.77704	6.39700	6.49200
76	1.75491	6.40300	6.49300
77	1.90103	6.40700	6.49100
78	1.72301	6.40900	6.48700
79	1.39500	6.40900	6.48000
80	1.25259	6.40600	6.47200
81	1.23827	6.40000	6.46500
82	1.73629	6.39300	6.46000
83	1.21277	6.38200	6.45600
84	1.32446	6.36900	6.45400
85	1.16358	6.36900	6.45400
86	1.34525	6.36900	6.45400
87	1.17704	6.36900	6.45400
88	1.21046	6.36900	6.45400
89	1.40703	6.36900	6.45400
90	1.27987	6.36900	6.45400
91	1.48921	6.36900	6.45400
92	1.30045	6.36900	6.45400
93	1.33683	6.36900	6.45400
94	1.96913	6.36900	6.45400
95	1.41233	6.36900	6.45400
96	1.65397	6.36900	6.45400
97	1.47569	6.36900	6.45400
98	1.67223	6.36900	6.45400
99	1.48924	6.36900	6.45400
100	1.51351	6.36900	6.45400
101	1.73831	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
102	1.85733	6.36900	6.45400
103	1.92055	6.36900	6.45400
104	1.87178	6.36900	6.45400
105	1.87970	6.36900	6.45400
106	2.05209	6.36900	6.45400
107	1.89698	6.36900	6.45400
108	1.95992	6.36900	6.45400
109	1.91631	6.36900	6.45400
110	1.97914	6.36900	6.45400
111	1.93783	6.36900	6.45400
112	1.94946	6.36900	6.45400
113	2.01212	6.36900	6.45400
114	1.97456	6.36900	6.45400
115	2.03710	6.36900	6.45400
116	2.00225	6.36900	6.45400
117	2.01500	6.36900	6.45400
118	2.12198	6.36900	6.45400
119	2.04196	6.36900	6.45400
120	2.10190	6.36900	6.45400
121	2.07164	6.36900	6.45400
122	2.13146	6.36900	6.45400
123	2.10423	6.36900	6.45400
124	2.12168	6.36900	6.45400
125	2.18129	6.36900	6.45400
126	2.15899	6.36900	6.45400
127	2.21846	6.36900	6.45400
128	2.19971	6.36900	6.45400
129	2.22141	6.36900	6.45400
130	2.35480	6.36900	6.45400
131	2.26662	6.36900	6.45400
132	2.32725	6.36900	6.45400
133	2.31553	6.36900	6.45400
134	2.37782	6.36900	6.45400
135	2.36861	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
102	1.56508	6.36900	6.45400
103	1.76162	6.36900	6.45400
104	1.58679	6.36900	6.45400
105	1.61527	6.36900	6.45400
106	2.23007	6.36900	6.45400
107	1.67569	6.36900	6.45400
108	1.87224	6.36900	6.45400
109	1.70699	6.36900	6.45400
110	1.93287	6.36900	6.45400
111	1.77517	6.36900	6.45400
112	1.81124	6.36900	6.45400
113	2.00781	6.36900	6.45400
114	1.85378	6.36900	6.45400
115	2.07229	6.36900	6.45400
116	1.90060	6.36900	6.45400
117	1.91425	6.36900	6.45400
118	2.28993	6.36900	6.45400
119	1.93827	6.36900	6.45400
120	2.13694	6.36900	6.45400
121	1.96965	6.36900	6.45400
122	2.16575	6.36900	6.45400
123	2.00404	6.36900	6.45400
124	2.01761	6.36900	6.45400
125	2.21615	6.36900	6.45400
126	2.05659	6.36900	6.45400
127	2.25257	6.36900	6.45400
128	2.09908	6.36900	6.45400
129	2.11692	6.36900	6.45400
130	2.66523	6.36900	6.45400
131	2.16480	6.36900	6.45400
132	2.36065	6.36900	6.45400
133	2.21677	6.36900	6.45400
134	2.40991	6.36900	6.45400
135	2.26834	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
136	2.39680	6.36900	6.45400
137	2.46177	6.36900	6.45400
138	2.45663	6.36900	6.45400
139	2.52353	6.36900	6.45400
140	2.52133	6.36900	6.45400
141	2.55560	6.36900	6.45400
142	2.69450	6.36900	6.45400
143	2.62819	6.36900	6.45400
144	2.70048	6.36900	6.45400
145	2.70645	6.36900	6.45400
146	2.78115	6.36900	6.45400
147	2.79075	6.36900	6.45400
148	2.83528	6.36900	6.45400
149	2.91387	6.36900	6.45400
150	2.92937	6.36900	6.45400
151	3.01076	6.36900	6.45400
152	3.03049	6.36900	6.45400
153	3.08382	6.36900	6.45400
154	3.23108	6.36900	6.45400
155	3.19634	6.36900	6.45400
156	3.28553	6.36900	6.45400
157	3.31705	6.36900	6.45400
158	3.40972	6.36900	6.45400
159	3.44649	6.36900	6.45400
160	3.51464	6.36900	6.45400
161	3.61292	6.36900	6.45400
162	3.65818	6.36900	6.45400
163	3.76050	6.36900	6.45400
164	3.81187	6.36900	6.45400
165	3.89272	6.36900	6.45400
166	4.02683	6.36900	6.45400
167	4.06284	6.36900	6.45400
168	4.17642	6.36900	6.45400
169	4.24478	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
136	2.29807	6.36900	6.45400
137	2.49356	6.36900	6.45400
138	2.36115	6.36900	6.45400
139	2.55393	6.36900	6.45400
140	2.42456	6.36900	6.45400
141	2.46048	6.36900	6.45400
142	2.97112	6.36900	6.45400
143	2.53654	6.36900	6.45400
144	2.72889	6.36900	6.45400
145	2.61376	6.36900	6.45400
146	2.80969	6.36900	6.45400
147	2.70167	6.36900	6.45400
148	2.74810	6.36900	6.45400
149	2.93997	6.36900	6.45400
150	2.84143	6.36900	6.45400
151	3.03684	6.36900	6.45400
152	2.94645	6.36900	6.45400
153	3.00183	6.36900	6.45400
154	3.46103	6.36900	6.45400
155	3.11863	6.36900	6.45400
156	3.30868	6.36900	6.45400
157	3.23905	6.36900	6.45400
158	3.43092	6.36900	6.45400
159	3.37300	6.36900	6.45400
160	3.44352	6.36900	6.45400
161	3.63266	6.36900	6.45400
162	3.58719	6.36900	6.45400
163	3.77808	6.36900	6.45400
164	3.74584	6.36900	6.45400
165	3.82928	6.36900	6.45400
166	4.12378	6.36900	6.45400
167	4.00002	6.36900	6.45400
168	4.18977	6.36900	6.45400
169	4.18743	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
170	4.36337	6.36900	6.45400
171	4.43929	6.36900	6.45400
172	4.54151	6.36900	6.45400
173	4.66820	6.36900	6.45400
174	4.75637	6.36900	6.45400
175	4.88890	6.36900	6.45400
176	4.98588	6.36900	6.45400
177	5.10642	6.36900	6.45400
178	5.28328	6.36900	6.45400
179	5.41502	6.36900	6.45400
180	5.63717	6.36900	6.45400
181	5.76189	6.36900	6.45400
182	5.91779	6.36900	6.45400
183	6.05341	6.36900	6.45400
184	6.20627	6.36900	6.45400
185	6.37367	6.36900	6.45400
186	6.52690	6.36900	6.45400
187	6.70256	6.36900	6.45400
188	6.86843	6.36900	6.45400
189	7.04744	6.36900	6.45400
190	7.24503	6.36900	6.45400
191	7.42277	6.36900	6.45400
192	7.62137	6.36900	6.45400
193	7.82237	6.36900	6.45400
194	8.01373	6.36900	6.45400
195	8.14668	6.36900	6.45400
196	8.13804	6.36900	6.45400
197	8.12944	6.36900	6.45400
198	8.12087	6.36900	6.45400
199	8.11233	6.36900	6.45400
200	8.10382	6.36900	6.45400
201	8.09534	6.36900	6.45400
202	8.08689	6.36900	6.45400
203	8.07848	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
170	4.37416	6.36900	6.45400
171	4.38774	6.36900	6.45400
172	4.48834	6.36900	6.45400
173	4.67658	6.36900	6.45400
174	4.70927	6.36900	6.45400
175	4.89441	6.36900	6.45400
176	4.94523	6.36900	6.45400
177	5.06449	6.36900	6.45400
178	5.36821	6.36900	6.45400
179	5.38046	6.36900	6.45400
180	5.63749	6.36900	6.45400
181	5.73340	6.36900	6.45400
182	5.91645	6.36900	6.45400
183	6.03242	6.36900	6.45400
184	6.18919	6.36900	6.45400
185	6.36698	6.36900	6.45400
186	6.51802	6.36900	6.45400
187	6.69372	6.36900	6.45400
188	6.86117	6.36900	6.45400
189	7.04212	6.36900	6.45400
190	7.24203	6.36900	6.45400
191	7.42151	6.36900	6.45400
192	7.62137	6.36900	6.45400
193	7.82237	6.36900	6.45400
194	8.01373	6.36900	6.45400
195	8.14668	6.36900	6.45400
196	8.13804	6.36900	6.45400
197	8.12944	6.36900	6.45400
198	8.12087	6.36900	6.45400
199	8.11233	6.36900	6.45400
200	8.10382	6.36900	6.45400
201	8.09534	6.36900	6.45400
202	8.08689	6.36900	6.45400
203	8.07848	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
204	8.07011	6.36900	6.45400
205	8.06176	6.36900	6.45400
206	8.05345	6.36900	6.45400
207	8.04518	6.36900	6.45400
208	8.03695	6.36900	6.45400
209	8.02875	6.36900	6.45400
210	8.02058	6.36900	6.45400
211	8.01246	6.36900	6.45400
212	8.00437	6.36900	6.45400
213	7.99632	6.36900	6.45400
214	7.98831	6.36900	6.45400
215	7.98034	6.36900	6.45400
216	7.97241	6.36900	6.45400
217	7.96452	6.36900	6.45400
218	7.95668	6.36900	6.45400
219	7.94887	6.36900	6.45400
220	7.94110	6.36900	6.45400
221	7.93338	6.36900	6.45400
222	7.92570	6.36900	6.45400
223	7.91806	6.36900	6.45400
224	7.91046	6.36900	6.45400
225	7.90291	6.36900	6.45400
226	7.89540	6.36900	6.45400
227	7.88794	6.36900	6.45400
228	7.88052	6.36900	6.45400
229	7.87314	6.36900	6.45400
230	7.86581	6.36900	6.45400
231	7.85853	6.36900	6.45400
232	7.85129	6.36900	6.45400
233	7.84409	6.36900	6.45400
234	7.83695	6.36900	6.45400
235	7.82984	6.36900	6.45400
236	7.82279	6.36900	6.45400
237	7.81578	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
204	8.07011	6.36900	6.45400
205	8.06176	6.36900	6.45400
206	8.05345	6.36900	6.45400
207	8.04518	6.36900	6.45400
208	8.03695	6.36900	6.45400
209	8.02875	6.36900	6.45400
210	8.02058	6.36900	6.45400
211	8.01246	6.36900	6.45400
212	8.00437	6.36900	6.45400
213	7.99632	6.36900	6.45400
214	7.98831	6.36900	6.45400
215	7.98034	6.36900	6.45400
216	7.97241	6.36900	6.45400
217	7.96452	6.36900	6.45400
218	7.95668	6.36900	6.45400
219	7.94887	6.36900	6.45400
220	7.94110	6.36900	6.45400
221	7.93338	6.36900	6.45400
222	7.92570	6.36900	6.45400
223	7.91806	6.36900	6.45400
224	7.91046	6.36900	6.45400
225	7.90291	6.36900	6.45400
226	7.89540	6.36900	6.45400
227	7.88794	6.36900	6.45400
228	7.88052	6.36900	6.45400
229	7.87314	6.36900	6.45400
230	7.86581	6.36900	6.45400
231	7.85853	6.36900	6.45400
232	7.85129	6.36900	6.45400
233	7.84409	6.36900	6.45400
234	7.83695	6.36900	6.45400
235	7.82984	6.36900	6.45400
236	7.82279	6.36900	6.45400
237	7.81578	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
238	7.80882	6.36900	6.45400
239	7.80190	6.36900	6.45400
240	7.79503	6.36900	6.45400
241	7.78821	6.36900	6.45400
242	7.78144	6.36900	6.45400
243	7.77471	6.36900	6.45400
244	7.76803	6.36900	6.45400
245	7.76140	6.36900	6.45400
246	7.75482	6.36900	6.45400
247	7.74828	6.36900	6.45400
248	7.74179	6.36900	6.45400
249	7.73535	6.36900	6.45400
250	7.72896	6.36900	6.45400
251	7.72262	6.36900	6.45400
252	7.71633	6.36900	6.45400
253	7.71008	6.36900	6.45400
254	7.70388	6.36900	6.45400
255	7.69773	6.36900	6.45400
256	7.69163	6.36900	6.45400
257	7.68558	6.36900	6.45400
258	7.67957	6.36900	6.45400
259	7.67362	6.36900	6.45400
260	7.66771	6.36900	6.45400
261	7.66185	6.36900	6.45400
262	7.65604	6.36900	6.45400
263	7.65028	6.36900	6.45400
264	7.64456	6.36900	6.45400
265	7.63889	6.36900	6.45400
266	7.63328	6.36900	6.45400
267	7.62770	6.36900	6.45400
268	7.62218	6.36900	6.45400
269	7.61671	6.36900	6.45400
270	7.61128	6.36900	6.45400
271	7.60590	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
238	7.80882	6.36900	6.45400
239	7.80190	6.36900	6.45400
240	7.79503	6.36900	6.45400
241	7.78821	6.36900	6.45400
242	7.78144	6.36900	6.45400
243	7.77471	6.36900	6.45400
244	7.76803	6.36900	6.45400
245	7.76140	6.36900	6.45400
246	7.75482	6.36900	6.45400
247	7.74828	6.36900	6.45400
248	7.74179	6.36900	6.45400
249	7.73535	6.36900	6.45400
250	7.72896	6.36900	6.45400
251	7.72262	6.36900	6.45400
252	7.71633	6.36900	6.45400
253	7.71008	6.36900	6.45400
254	7.70388	6.36900	6.45400
255	7.69773	6.36900	6.45400
256	7.69163	6.36900	6.45400
257	7.68558	6.36900	6.45400
258	7.67957	6.36900	6.45400
259	7.67362	6.36900	6.45400
260	7.66771	6.36900	6.45400
261	7.66185	6.36900	6.45400
262	7.65604	6.36900	6.45400
263	7.65028	6.36900	6.45400
264	7.64456	6.36900	6.45400
265	7.63889	6.36900	6.45400
266	7.63328	6.36900	6.45400
267	7.62770	6.36900	6.45400
268	7.62218	6.36900	6.45400
269	7.61671	6.36900	6.45400
270	7.61128	6.36900	6.45400
271	7.60590	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
272	7.60057	6.36900	6.45400
273	7.59528	6.36900	6.45400
274	7.59004	6.36900	6.45400
275	7.58485	6.36900	6.45400
276	7.57971	6.36900	6.45400
277	7.57461	6.36900	6.45400
278	7.56956	6.36900	6.45400
279	7.56456	6.36900	6.45400
280	7.55960	6.36900	6.45400
281	7.55469	6.36900	6.45400
282	7.54982	6.36900	6.45400
283	7.54500	6.36900	6.45400
284	7.54023	6.36900	6.45400
285	7.53550	6.36900	6.45400
286	7.53082	6.36900	6.45400
287	7.52618	6.36900	6.45400
288	7.52159	6.36900	6.45400
289	7.51704	6.36900	6.45400
290	7.51254	6.36900	6.45400
291	7.50808	6.36900	6.45400
292	7.50367	6.36900	6.45400
293	7.49930	6.36900	6.45400
294	7.49497	6.36900	6.45400
295	7.49069	6.36900	6.45400
296	7.48645	6.36900	6.45400
297	7.48225	6.36900	6.45400
298	7.47810	6.36900	6.45400
299	7.47399	6.36900	6.45400
300	7.46992	6.36900	6.45400
301	7.46590	6.36900	6.45400
302	7.46192	6.36900	6.45400
303	7.45798	6.36900	6.45400
304	7.45408	6.36900	6.45400
305	7.45022	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
272	7.60057	6.36900	6.45400
273	7.59528	6.36900	6.45400
274	7.59004	6.36900	6.45400
275	7.58485	6.36900	6.45400
276	7.57971	6.36900	6.45400
277	7.57461	6.36900	6.45400
278	7.56956	6.36900	6.45400
279	7.56456	6.36900	6.45400
280	7.55960	6.36900	6.45400
281	7.55469	6.36900	6.45400
282	7.54982	6.36900	6.45400
283	7.54500	6.36900	6.45400
284	7.54023	6.36900	6.45400
285	7.53550	6.36900	6.45400
286	7.53082	6.36900	6.45400
287	7.52618	6.36900	6.45400
288	7.52159	6.36900	6.45400
289	7.51704	6.36900	6.45400
290	7.51254	6.36900	6.45400
291	7.50808	6.36900	6.45400
292	7.50367	6.36900	6.45400
293	7.49930	6.36900	6.45400
294	7.49497	6.36900	6.45400
295	7.49069	6.36900	6.45400
296	7.48645	6.36900	6.45400
297	7.48225	6.36900	6.45400
298	7.47810	6.36900	6.45400
299	7.47399	6.36900	6.45400
300	7.46992	6.36900	6.45400
301	7.46590	6.36900	6.45400
302	7.46192	6.36900	6.45400
303	7.45798	6.36900	6.45400
304	7.45408	6.36900	6.45400
305	7.45022	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
306	7.44641	6.36900	6.45400
307	7.44263	6.36900	6.45400
308	7.43890	6.36900	6.45400
309	7.43520	6.36900	6.45400
310	7.43155	6.36900	6.45400
311	7.42794	6.36900	6.45400
312	7.42437	6.36900	6.45400
313	7.42084	6.36900	6.45400
314	7.41735	6.36900	6.45400
315	7.41390	6.36900	6.45400
316	7.41048	6.36900	6.45400
317	7.40711	6.36900	6.45400
318	7.40378	6.36900	6.45400
319	7.40049	6.36900	6.45400
320	7.39723	6.36900	6.45400
321	7.39402	6.36900	6.45400
322	7.39084	6.36900	6.45400
323	7.38770	6.36900	6.45400
324	7.38461	6.36900	6.45400
325	7.38155	6.36900	6.45400
326	7.37853	6.36900	6.45400
327	7.37555	6.36900	6.45400
328	7.37260	6.36900	6.45400
329	7.36970	6.36900	6.45400
330	7.36684	6.36900	6.45400
331	7.36402	6.36900	6.45400
332	7.36124	6.36900	6.45400
333	7.35850	6.36900	6.45400
334	7.35580	6.36900	6.45400
335	7.35315	6.36900	6.45400
336	7.35054	6.36900	6.45400
337	7.34797	6.36900	6.45400
338	7.34545	6.36900	6.45400
339	7.34298	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
306	7.44641	6.36900	6.45400
307	7.44263	6.36900	6.45400
308	7.43890	6.36900	6.45400
309	7.43520	6.36900	6.45400
310	7.43155	6.36900	6.45400
311	7.42794	6.36900	6.45400
312	7.42437	6.36900	6.45400
313	7.42084	6.36900	6.45400
314	7.41735	6.36900	6.45400
315	7.41390	6.36900	6.45400
316	7.41048	6.36900	6.45400
317	7.40711	6.36900	6.45400
318	7.40378	6.36900	6.45400
319	7.40049	6.36900	6.45400
320	7.39723	6.36900	6.45400
321	7.39402	6.36900	6.45400
322	7.39084	6.36900	6.45400
323	7.38770	6.36900	6.45400
324	7.38461	6.36900	6.45400
325	7.38155	6.36900	6.45400
326	7.37853	6.36900	6.45400
327	7.37555	6.36900	6.45400
328	7.37260	6.36900	6.45400
329	7.36970	6.36900	6.45400
330	7.36684	6.36900	6.45400
331	7.36402	6.36900	6.45400
332	7.36124	6.36900	6.45400
333	7.35850	6.36900	6.45400
334	7.35580	6.36900	6.45400
335	7.35315	6.36900	6.45400
336	7.35054	6.36900	6.45400
337	7.34797	6.36900	6.45400
338	7.34545	6.36900	6.45400
339	7.34298	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Pass

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
340	7.34056	6.36900	6.45400
341	7.33819	6.36900	6.45400
342	7.33588	6.36900	6.45400
343	7.33363	6.36900	6.45400
344	7.33145	6.36900	6.45400
345	7.32935	6.36900	6.45400
346	7.32732	6.36900	6.45400
347	7.32540	6.36900	6.45400
348	7.32358	6.36900	6.45400
349	7.32191	6.36900	6.45400
350	7.32040	6.36900	6.45400
351	7.31910	6.36900	6.45400
352	7.31810	6.36900	6.45400
353	7.31749	6.36900	6.45400
354	7.31747	6.36900	6.45400
355	7.31839	6.36900	6.45400
356	7.32095	6.36900	6.45400
357	7.32683	6.36900	6.45400
358	7.34132	6.36900	6.45400
359	7.39406	6.36900	6.45400
360	0.00000	6.36900	6.45400
361	0.00000	6.36900	6.45400
362	0.00000	6.36900	6.45400
363	0.00000	6.36900	6.45400

First Franklin Mortgage Loan Trust 2002-FF1
FRM PPC: 115%
ARM PPC: 100%
Assume Triggers Fail

Period	30/360 Excess Spread	1 Mo LIBOR	6 Mo LIBOR
340	7.34056	6.36900	6.45400
341	7.33819	6.36900	6.45400
342	7.33588	6.36900	6.45400
343	7.33363	6.36900	6.45400
344	7.33145	6.36900	6.45400
345	7.32935	6.36900	6.45400
346	7.32732	6.36900	6.45400
347	7.32540	6.36900	6.45400
348	7.32358	6.36900	6.45400
349	7.32191	6.36900	6.45400
350	7.32040	6.36900	6.45400
351	7.31910	6.36900	6.45400
352	7.31810	6.36900	6.45400
353	7.31749	6.36900	6.45400
354	7.31747	6.36900	6.45400
355	7.31839	6.36900	6.45400
356	7.32095	6.36900	6.45400
357	7.32683	6.36900	6.45400
358	7.34132	6.36900	6.45400
359	7.39406	6.36900	6.45400
360	0.00000	6.36900	6.45400
361	0.00000	6.36900	6.45400
362	0.00000	6.36900	6.45400
363	0.00000	6.36900	6.45400